UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Cidara Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

171757 10 7

(CUSIP Number)

W. STEPHEN HOLMES III

INTERWEST PARTNERS

2710 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons InterWest Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,356,813 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,356,813 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by InterWest Partners X, L.P. (“InterWest X”), InterWest Management Partners X, LLC (“IMP X,” together with InterWest X, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), Douglas A. Pepper (“Pepper”) and Keval Desai (“Desai”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr, Pepper and Desai are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

2.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons InterWest Management Partners X, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,356,813 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,356,813 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

3.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Bruce A. Cleveland
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

4.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Philip T. Gianos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

5.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons W. Stephen Holmes III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

6.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Nina S. Kjellson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

7.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

8.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

9.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

10.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Douglas A. Pepper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

11.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Keval Desai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,356,813 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,356,813 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,813 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

12.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on April 14, 2015 as described in Item 3 below.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Cidara Therapeutics, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121.

Item 2.	Identity and Background

a)	The persons and entities filing this statement are InterWest Partners X, L.P. (“InterWest X”), InterWest Management Partners X, LLC (“IMP X,” together with InterWest X, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), Douglas A. Pepper (“Pepper”) and Keval Desai (“Desai”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr, Pepper and Desai are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens; InterWest X is a California limited partnership and IMP X is a California limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP X (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

On April 14, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-202740) in connection with the Issuer’s initial public offering of 4,800,000 shares of Common Stock (the “IPO”) was declared effective. The pricing of the IPO took place on April 14, 2015, and at such time InterWest X purchased an aggregate of 200,000 shares of Common Stock of the Issuer at the IPO price of $16.00 per share. Additionally, all of the Issuer’s outstanding convertible preferred stock converted into Common Stock of the Issuer at the time of the IPO.

The funds used by InterWest X to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the InterWest Entities.

Item 4.	Purpose of Transaction

InterWest X agreed to purchase the securities described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.

13.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Ms. Kjellson served on the Issuer’s Board of Directors until the IPO at which time she stepped down.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
InterWest X	1,356,813	1,356,813	0	1,356,813	0	1,356,813	9.8%
IMP X (2)	0	1,356,813	0	1,356,813	0	1,356,813	9.8%
Cleveland (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%
Gianos (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%
Holmes (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%
Kjellson (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%
Kliman (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%
Nasr (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%
Oronsky (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%
Pepper (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%
Desai (2)	0	0	1,356,813	0	1,356,813	1,356,813	9.8%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X and has sole power to direct the voting and disposition of shares held by InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson and Pepper are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X. Gianos, Holmes, Kliman, Oronsky, Cleveland, Ehrlich, Kjellson, Nasr and Desai own no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 13,888,838 shares of the Issuer’s Common Stock outstanding.

The information provided in Item 3 is hereby incorporated by reference.

14.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Lock-up Agreements

In connection with the Issuer’s initial public offering, InterWest X along with all of the Issuer’s other directors, executive officers and stockholders agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the lock-up agreements continuing through October 14, 2015, except with the prior written consent of Jefferies and Leerink. The lock-up agreements permit InterWest to transfer Common Stock and other securities subject to the lock-up agreements in certain circumstances.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

Registration Rights

InterWest X and the other stockholders of the Issuer that held convertible preferred stock of the Issuer prior to the initial public offering are a party to a second amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), dated February 10, 2015 with the Issuer. Under the Investors’ Rights Agreement, holders of shares having registration rights can demand that the Issuer file a registration statement.

Demand Registration Rights

At any time after October 14, 2015, holders of thirty percent or more of the shares having demand registration rights may request that the Issuer register all or a portion of their shares. In such a case, the Issuer will be required to effect the registration as requested, unless, in the good faith judgment of its board of directors, such registration would be materially detrimental to the Issuer and its stockholders and should be delayed.

Form S-3 Registration Rights

In addition, when the Issuer is eligible to use Form S-3, or any successor form, holders of a majority of the shares having demand registration rights may make unlimited requests that the Issuer register all or a portion of their Common Stock for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $2.0 million.

Piggyback Registration Rights

In addition, if at any time the Issuer registers any shares of its Common Stock, the holders of all shares having registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration.

Other Provisions

In the event that any registration in which the holders of registrable shares participate pursuant to the Investors’ Rights Agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

The Issuer will pay all registration expenses, other than underwriting discounts and selling commissions, and the reasonable fees and expenses, other than underwriting discounts and selling commissions, and the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any demand or piggyback registration. The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to it, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them. The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, five years after the Issuer’s initial public offering or such earlier time following the second anniversary of the initial public offering at which such stockholder (A) holds less than one percent (1%) of the Issuer’s outstanding Common Stock and (B) all registrable securities held by such stockholder (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales under Rule 144) can be sold in any three-month period without registration in compliance with Rule 144.

15.

The foregoing descriptions of the lock-up agreements and the Investors’ Rights Agreement are qualified in their entirety by reference to the form of the lock-up agreement and the Investors’ Rights Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

B.	Second Amended and Restated Investors’ Rights Agreement, dated as of February 10, 2015, as amended, between the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-202740), filed on March 13, 2015)

C.	Form of Lock-up Agreement

16.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015

INTERWEST PARTNERS X, L.P.

By:	InterWest Management Partners X, LLC
Its:	General Partner

By:	/s/ W. Stephen Holmes
W. STEPHEN HOLMES III
Managing Director

INTERWEST MANAGEMENT PARTNERS X, LLC

By:	/s/ W. Stephen Holmes
W. STEPHEN HOLMES III
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ W. Stephen Holmes
W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Nina Kjellson

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Douglas A. Pepper

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Keval Desai

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

17.

SCHEDULE I

Managers:

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Bruce A. Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Venture Members:

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

18.

Keval Desai

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

19.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

B.	Second Amended and Restated Investors’ Rights Agreement, dated as of February 10, 2015, as amended, between the Issuer and certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-202740), filed on March 13, 2015)

C.	Form of Lock-up Agreement

20.